October 10, 2006

Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iGate Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 16, 2006

File No. 000-21755

Dear Mr. Skinner:

Please find below the responses of iGate Corporation (the “Company”) to the Commission Staff’s comments on the above referenced Form 10-K as set forth in its letter dated September 20, 2006 directed to Sunil Wadhwani, Chief Executive Officer of the Company.

Form 10-K for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1. - Summary of Significant Accounting Policies

(s) Revenue Recognition, page 50

1.	SEC COMMENT: We note your response to prior comment 2 where you indicate that the proportional performance method, which is based on the cost of work performed, closely matches the service patterns. Further, we note that this revenue is recognized ratably. Please explain to us in more detail how you arrived at the conclusion that there is a direct and consistent relationship between service patterns and direct costs incurred to provide the services. In addition, clarify for us why this results in ratable recognition.

COMPANY RESPONSE: The Company’s fixed price projects offer developmental, implementation, application migration and support work for its customers. The Company views services under each of these contracts as any one of these particular tasks. These services are provided by specific employees assigned to each respective project. Each employee assigned to these projects works a 40 hour work week. Such employee generally remains on the respective project through the life of the contract which may last anywhere from one to 12 months. Contracts do not generally specify the number of tasks that must be completed during any specific period but rather indicate that any of the aforementioned tasks may at any time be necessary as a service offering specified under the respective contract. The performance is measured in proportion to the costs incurred with reference to the total estimated costs of the project under the contract. The costs of work performed closely matches the service patterns and services provided to the customer. The labor costs incurred by the Company for each such assigned employee on each project is consistent and any differences in labor from month to month are insignificant, thereby allowing the Company to recognize revenue on these projects ratably over the life of the project which provides for a proper matching of revenue and expenses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations of Our Operating Segments: iGATE Solutions, iPS and iGATE Corporate for the Year Ended December 31, 2005 as Compared to the Year Ended December 31, 2004

Other Income (Expense) Components, page 23

2.	SEC COMMENT: We note your response to prior comment 3 and it continues to appear to the Staff that existing disclosures do not sufficiently address the large fluctuations in your effective tax rates and fails to provide readers with the proper context necessary to understand your tax provision. In future filings, revise your disclosures to provide sufficient information to allow readers to understand not only the components of each year’s provision, but also the drivers behind changes between years.

COMPANY RESPONSE: In its future filings, the Company will undertake to address the comments above. The Company will expand in future filings its disclosure regarding the components of each year’s tax provision and the drivers behind changes between years. The Company’s future disclosure will include disclosure to the following effect: “Our income tax provision was $             million at an effective rate of             % for the (three months, six months, nine months or year ended)             . Federal income taxes are calculated at the U.S. statutory rate. State income taxes are calculated using a blended statutory rate, and are net of federal tax benefit. iGATE Global Solutions Limited, our Indian majority-owned subsidiary, is eligible to claim a tax holiday on the majority of its operating income through 2009. iGATE Global Solutions Limited’s non-operating income, such as interest income, is not included in the tax holiday, and has been considered as part of our income tax provision.

Several items caused variations from our statutory tax provision. These variations typically arise because certain expenses or benefits recorded to our financial statements are either limited or disallowed when calculating our tax provision. Minority interest (income)/expense in the amount of $             reported in our financial statements was not considered, and amortization expense in the amount of $             related to our prior acquisitions was not deducted when calculating our income tax provision. Also, certain expenses such as meals and entertainment and executive compensation are limited for income tax purposes. Approximately $             million of these expenses were not deducted when calculating our income tax provision. In addition to the limited or disallowed items discussed above, valuation allowances have been provided against certain deductions for which the recognition of the corresponding tax benefit is unlikely. These deductions include net operating losses realized by the U.S. Branch operations of iGate Global Solutions Limited, capital losses realized from the disposition of certain subsidiary and equity investments, and accruals for deferred compensation. The aggregate impact of these variations on the Company’s effective tax rate was                     %.”

The Company’s response sets forth a proposed revised disclosure for the Company’s future filings. This response is qualified in two respects: (1) changes in facts may result in changes to the disclosure; and (2) although there may be immaterial changes to the future disclosure contained herein in the Company’s future filings, the future disclosure will be substantially to the effect indicated herein.

If you have any questions regarding the Company’s responses, or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to call me (412-787-9590).

Very truly yours,

/s/ Michael J. Zugay
Michael J. Zugay
Sr. Vice President & CFO

cc:	James J. Barnes, Esq.

Robert C. Gallo, II, Esq.